

November 1, 2012

Via Email
Mr. Glenn L. Purple
Chief Financial Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, Connecticut 06032

> **Re: EDAC Technologies Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 8, 2012**
> **Form 10-Q for the quarter ended June 30, 2012**
> **Filed August 2, 2012**
> **File No. 001-33507**

Dear Mr. Purple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended December 31, 2011

Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
2011 vs. 2010
Selling, General and Administrative Expenses

1. We note that selling, general and administrative expenses increased due to increases in salary, bonus and commission expenses. Please note that to the extent that change(s) are attributed to more than one factor, you should quantify the amounts attributed to each factor in order for a reader to understand the significance of each factor attributing to the change. Please also ensure that your revised disclosure provides appropriate explanation

of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in salaries, bonuses, and commissions, explain the underlying reasons for these changes). Your MD&A discussion for all relevant changes in revenues and expenses should be revised in future filings accordingly.

Critical Accounting Policies and Estimates

2. We note that your critical accounting policies disclosure is substantially similar to your accounting policies disclosures provided in Note A to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

Financial Statements
Notes to Financial Statements
Note A – Organization and Business and Significant Accounting Policies
Significant Accounting Policies
Revenue Recognition

3. Your disclosure indicates that all requirements of accounting principles generally accepted in the United States of America are followed regarding bill and hold transactions. Please tell us, and explicitly state when you consider all criteria for revenue recognition to have been met with respect to bill and hold transactions.

4. We note from your disclosures on page 5 within the business section that you offer design and manufacturing services, in addition to machinery repair services; however, we note no disclosure of service revenues within your revenue recognition footnote. In this regard, please tell us and expand your revenue recognition policy to disclose the nature and the accounting treatment of service revenue arrangements. As part of your response and revised disclosure, please explain whether revenue arrangements that include design, manufacturing, and repair services are typically sold with other deliverables (multiple deliverable arrangements) or separately on a stand-alone basis.

5. Furthermore, we note from the face of your income statement that you report a single line item for sales. Please tell us what percentage of total sales was attributed to service revenues for each of the periods presented. If service revenues represent 10% or more of

total revenues, you are required to separately state such amounts from product sales. Please advise or revise accordingly. Refer to Rule 5-03(b)(1) of Regulation S-X.

Note C – Common Stock and Stock Options

6. We note from footnote 1 in the assumptions table that you utilized the simplified method for purposes of determining the expected term of your options granted during the various periods presented in your financial statements. We also note that you have issued stock options annually since 2006, as well as had option exercises during each fiscal year. In this regard, it appears management has the information available to estimate the expected term using its historical exercise data rather than continue to employ the simplified method outlined in SAB Topic 14:D. Please tell us and revise your disclosure to disclose why you believe it is appropriate to continue to utilize the simplified method for purposes of determining the expected life of your option grants. Refer to the guidance outlined in SAB Topic 14:D.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (Unaudited), page 7
Note B – Acquisition, page 8

7. Reference is made to your pro forma presentation of the unaudited pro forma consolidated financial information for the six month periods ended June 30, 2012 and July 2, 2011. Please revise your footnote to disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings (supplemental pro forma information) as required by ASC Topic 805-10-50-2h-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief